UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
(1 – 28 February 2018)

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Transaction in Own Shares (01 February 2018)	Announcement Transaction in Own Shares (02 February 2018)
Announcement Transaction in Own Shares (05 February 2018)	Announcement Transaction in Own Shares (06 February 2018)

Announcement Transaction in Own Shares (07 February 2018)	Announcement Transaction in Own Shares (08 February 2018)
Announcement Transaction in Own Shares (12 February 2018)	Announcement Director/PDMR Shareholding (12 February 2018)
Announcement Transaction in Own Shares (12 February 2018)	Announcement Transaction in Own Shares (13 February 2018)
Announcement Transaction in Own Shares (14 February 2018)	Announcement Transaction in Own Shares (15 February 2018)
Announcement Transaction in Own Shares (16 February 2018)	Announcement Transaction in Own Shares (19 February 2018)
Announcement Transaction in Own Shares (20 February 2018)	Announcement Transaction in Own Shares (21 February 2018)
Announcement Transaction in Own Shares (22 February 2018)	Announcement Transaction in Own Shares (23 February 2018)
Announcement Transaction in Own Shares (26 February 2018)	Announcement Transaction in Own Shares (27 February 2018)
Announcement Total Voting Rights (28 February 2018)

Diageo PLC – Transaction in Own Shares
Dated 01 February 2018

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase: 1 February 2018

Number of ordinary shares purchased: 593,681

Volume weighted average price paid per share: 2,520.70p

Highest price paid per share: 2,550.00p

Lowest price paid per share: 2,508.00p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/7070D_-2018-2-1.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 02 February 2018

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       2 February 2018

Number of ordinary shares purchased:    659,643

Volume weighted average price paid per share:        2,515.78p

Highest price paid per share:        2,525.00p

Lowest price paid per share:        2,508.00p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/8411D_-2018-2-2.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 05 February 2018

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       5 February 2018

Number of ordinary shares purchased:    1,314,386

Volume weighted average price paid per share:        2,482.86p

Highest price paid per share:        2,499.50p

Lowest price paid per share:        2,476.50p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/9738D_-2018-2-5.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 06 February 2018

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       6 February 2018

Number of ordinary shares purchased:    1,431,602

Volume weighted average price paid per share:        2,433.94p

Highest price paid per share:        2,449.00p

Lowest price paid per share:        2,379.50p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/1138E_-2018-2-6.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 07 February 2018
DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       7 February 2018

Number of ordinary shares purchased:    1,285,394

Volume weighted average price paid per share:        2,448.45p

Highest price paid per share:        2,480.00p

Lowest price paid per share:        2,415.50p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/2431E_-2018-2-7.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 08 February 2018
DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       8 February 2018

Number of ordinary shares purchased:    1,368,486

Volume weighted average price paid per share:        2,448.59p

Highest price paid per share:        2,457.00p

Lowest price paid per share:        2,436.00p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/3819E_-2018-2-8.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 12 February 2018

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       9 February 2018

Number of ordinary shares purchased:    1,392,402

Volume weighted average price paid per share:        2,452.29p

Highest price paid per share:        2,469.50p

Lowest price paid per share:        2,436.00p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/5183E_-2018-2-11.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Director/PDMR Shareholding
Dated 12 February 2018

Diageo plc (the "Company")
LEI: 213800ZVIELEA55JMJ32

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

The following notification is intended to satisfy the Company's obligations under Article 19.3 of EU Regulation No 596/2014 (the Market Abuse Regulation).

1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	1. KA MIKELLS 2. D CUTTER 3. T FRAME 4. D MOBLEY 5. S MORIARTY 6. J FERRÁN
b)	Position / status	1. CFO 2-5. MEMBER OF EXECUTIVE COMMITTEE 6. CHAIRMAN
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Full name of entity	DIAGEO PLC
b)	Legal Entity Identifier Code	213800ZVIELEA55JMJ32
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	ORDINARY SHARES 28 101/108 PENCE
b)	Identification code/ ISIN	GB0002374006
c)	Nature of the transaction	1-5: PURCHASE UNDER DIAGEO SHARE INCENTIVE PLAN 6: PURCHASE UNDER ARRANGEMENT WITH COMPANY
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		1. £ 24.49	9
		2. £ 24.49	7
		3. £ 24.49	9
		4. £ 24.49	9
		5. £ 24.49	8
		6. £ 24.49	338
e)	Aggregated information	N/A
f)	Date of transaction	12 FEBRUARY 2018
g)	Place of transaction	LONDON STOCK EXCHANGE (XLON)
537577033

Diageo PLC – Transaction in Own Shares
Dated 12 February 2018

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       12 February 2018

Number of ordinary shares purchased:    1,353,553

Volume weighted average price paid per share:        2,459.90p

Highest price paid per share:        2,474.50p

Lowest price paid per share:        2,437.00p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/6437E_-2018-2-12.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 13 February 2018
DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       13 February 2018

Number of ordinary shares purchased:    1,285,137

Volume weighted average price paid per share:        2,470.24p

Highest price paid per share:        2,479.50p

Lowest price paid per share:        2,456.00p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/7947E_-2018-2-13.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 14 February 2018

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc (" Diageo ") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8 th September 2017:

Ordinary Shares

Date of purchase:       14 February 2018

Number of ordinary shares purchased:    1,229,092

Volume weighted average price paid per share:        2,481.87p

Highest price paid per share:        2,490.00p

Lowest price paid per share:        2,467.00p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/9288E_-2018-2-14.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 15 February 2018

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7 th September 2017, as announced on 8 th September 2017:

Ordinary Shares

Date of purchase:       15 February 2018

Number of ordinary shares purchased:    885,825

Volume weighted average price paid per share:        2,469.82p

Highest price paid per share:        2,479.00p

Lowest price paid per share:        2,460.00p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/0638F_-2018-2-15.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 16 February 2018

 DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc (" Diageo ") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7 th September 2017, as announced on 8 th September 2017:

Ordinary Shares

Date of purchase:       16 February 2018

Number of ordinary shares purchased:    364,425

Volume weighted average price paid per share:        2,502.74p

Highest price paid per share:        2,510.00p

Lowest price paid per share:        2,483.50p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/1972F_-2018-2-16.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 19 February 2018

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc (" Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7 th September 2017, as announced on 8 th September 2017:

Ordinary Shares

Date of purchase:       19 February 2018

Number of ordinary shares purchased:    444,397

Volume weighted average price paid per share:        2,493.63p

Highest price paid per share:        2,503.00p

Lowest price paid per share:        2,485.50p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/3210F_-2018-2-19.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 20 February 2018

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc (" Diageo ") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8thSeptember 2017:

Ordinary Shares

Date of purchase:       20 February 2018

Number of ordinary shares purchased:    524,987

Volume weighted average price paid per share:        2,492.15p

Highest price paid per share:        2,507.50p

Lowest price paid per share:        2,484.50p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/4552F_-2018-2-20.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 21 February 2018

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       21 February 2018

Number of ordinary shares purchased:    1,013,858

Volume weighted average price paid per share:        2,493.58p

Highest price paid per share:        2,501.50p

Lowest price paid per share:        2,484.00p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/5777F_-2018-2-21.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 22 February 2018

 DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       22 February 2018

Number of ordinary shares purchased:    1,433,749

Volume weighted average price paid per share:        2,462.81p

Highest price paid per share:        2,470.00p

Lowest price paid per share:        2,447.50p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/7101F_-2018-2-22.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 23 February 2018

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       23 February 2018

Number of ordinary shares purchased:    1,343,454

Volume weighted average price paid per share:        2,468.46p

Highest price paid per share:        2,480.00p

Lowest price paid per share:        2,456.50p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/8475F_-2018-2-23.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 26 February 2018

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       26 February 2018

Number of ordinary shares purchased:    1,182,004

Volume weighted average price paid per share:        2,490.84p

Highest price paid per share:        2,503.50p

Lowest price paid per share:        2,478.00p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/9803F_-2018-2-26.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 27 February 2018

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc (" Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       27 February 2018

Number of ordinary shares purchased:    1,234,920

Volume weighted average price paid per share:        2,490.58p

Highest price paid per share:        2,503.50p

Lowest price paid per share:        2,478.00p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/1475G_-2018-2-27.pdf

These purchases are the last purchases to be made under the programme between Diageo, on the one hand, and Morgan Stanley & Co. International Plc, on the other hand, announced on 8th September 2017, as that programme has been completed.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Total Voting Rights
Dated 28 February 2018

TO:	Regulatory Information Service
FROM:	Diageo plc
LEI:	213800ZVIELEA55JMJ32
RE:	Paragraph 5.6.1 of the Disclosure Guidelines and Transparency Rules

Diageo plc - Total Voting Rights and Capital

In conformity with 5.6 of the Disclosure Guidelines and Transparency Rules and Article 15 of the Transparency Directive, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 28 February 2018 consisted of 2,695,579,470 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights. 235,418,580 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,460,160,890 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidelines and Transparency Rules.

28 February 2018

Jonathan Guttridge
Company Secretarial Assistant
Diageo plc

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 01 March 2018

By:___/s/Jonathan Guttridge

Jonathan Guttridge
Company Secretarial Assistant